82-2748

GOLDCLIFF RESOURCE CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JULY 31, 2004

(UNAUDITED - SEE NOTICE TO READER)

CAWLEY & ASSOCIATES

NOTICE TO READER

We have compiled the balance sheet of Goldcliff Resource Corporation as at July 31, 2004 and the statements of loss and deficit and deferred exploration expenditures and changes in cash flows for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
August 25, 2004

"Cawley & Associates"

Cawley & Associates

CHARTERED ACCOUNTANTS 3RD FLOOR 1622 WEST 7TH AVENUE TEL: (604) 731-1191 BCAWLEY@CAWLEY-ASSOC.COM
BRIAN CAWLEY CORPORATION VANCOUVER, B.C. V6J 1S5 FAX: (604) 731-3511 GCURRAN@CAWLEY-ASSOC.COM

dw 9/20

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
JULY 31, 2004
(UNAUDITED – SEE NOTICE TO READER)

	July 31, 2004	October 31, 2003
		(AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ 15,664	$ 150,003
Term deposits	560,453	652,637
G.S.T. receivable	33,892	39,245
Prepaid expense	5,951	36,000
Total current assets	615,960	877,885
TERM DEPOSITS	11,161	11,031
MINERAL CLAIMS	40,240	13,001
DEFERRED EXPLORATION EXPENDITURES	1,024,027	605,687
	$ 1,691,388	$ 1,507,604
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 106,505	$ 146,557
SHAREHOLDERS' EQUITY:		
Share capital	4,626,100	4,300,665
Contributed surplus	67,407	67,407
Deficit, per the accompanying statement	(3,108,624)	(3,007,025)
Total shareholders' equity	1,584,883	1,361,047
	$ 1,691,388	$ 1,507,604

On behalf of the board:

"LEONARD W. SALEKEN"

Director

"EDWIN R. ROCKEL"

Director

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED JULY 31, 2004
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative nine month period ended	
	July 31, 2004	July 31, 2003	July 31, 2004	July 31, 2003
GENERAL REVENUE	$	-	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENDITURES:				
Advertising and promotion	12,000	33,154	54,625	58,464
Bank charges and interest	70	286	250	845
Legal and accounting	3,483	25,810	22,297	37,151
Management fees	4,434	-	13,811	2,620
Office	3,825	6,470	16,224	14,307
Rent	1,465	1,451	4,474	4,403
Stock-based compensation	-	51,000	-	51,000
Telephone	70	872	687	1,307
Total general and administrative expenditures	25,347	119,043	112,368	170,097
NET LOSS BEFORE INTEREST INCOME	25,347	119,043	112,368	170,097
INTEREST INCOME	3,238	70	10,769	153
NET LOSS	22,109	118,973	101,599	169,944
DEFICIT, beginning of period	3,086,515	1,787,500	3,007,025	1,736,529
DEFICIT, end of period	$ (3,108,624)	$(1,906,473)	$(3,108,624)	$(1,906,473)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average of common shares outstanding	24,714,633	13,800,848	24,714,633	13,800,848

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CHANGES IN CASH FLOW
FOR THE NINE MONTHS ENDED JULY 31, 2004
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative nine month period ended	
	July 31, 2004	July 31, 2003	July 31, 2004	July 31, 2003
CASH FLOW USED IN OPERATING ACTIVITIES:				
Interest received	$ 725	$ -	$ 2,824	$ 24
Interest expense	(69)	(286)	(250)	(845)
Cash received from customers	-	-	-	-
Cash paid to suppliers and employees	(23,753)	(104,788)	(93,801)	(194,743)
CASH FLOW USED IN OPERATING ACTIVITIES	(23,097)	(105,074)	(91,227)	(195,564)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES:				
Mineral claims	-	-	(13,739)	(2,796)
Term deposit redeemed	50,000	-	100,000	-
Deferred Exploration	(62,492)	(26,356)	(441,308)	(26,356)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES	(12,492)	(26,356)	(355,047)	(29,152)
CASH FLOW FROM FINANCING ACTIVITIES:				
Capital stock issued	33,000	192,491	311,935	236,491
CASH FLOW FROM FINANCING ACTIVITIES	33,000	192,491	311,935	236,491
DECREASE IN CASH DURING THE PERIOD	(2,589)	61,061	(134,339)	11,775
CASH, beginning of period	18,253	8,188	150,003	57,474
CASH, end of period	$ 15,664	$ 69,249	$ 15,664	$ 69,249

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE NINE MONTHS ENDED JULY 31, 2004
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative nine month period ended	
	July 31, 2004	July 31, 2003	July 31, 2004	July 31, 2003
OPENING DEFERRED EXPLORATION EXPENDITURES	$ 922,506	$ 1,033,009	$ 605,687	$ 1,033,009
REVENUE	-	-	9,489	-
EXPENDITURES DURING THE PERIOD				
Assays	6,088	-	42,627	-
Geological surveys	62,011	19,168	196,861	19,168
Field expenses and supplies	17,552	2,523	35,660	2,523
Mapping/drafting	2,075	4,665	19,774	4,665
Drilling	630	-	115,367	-
Geophysical surveys	13,165	-	17,540	-
	101,521	26,356	427,829	26,356
	101,521	26,356	418,340	26,365
ENDING DEFERRED EXPLORATION EXPENDITURES	$ 1,024,027	$ 1,059,365	$ 1,024,027	$ 1,059,365

DEFERRED EXPLORATION EXPENDITURES BY PROPERTIES

	Panorama
OPENING	$ 605,687
EXPENDITURES	418,340
ENDING	$ 1,024,027

GOLDCLIFF RESOURCE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
JULY 31, 2004
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

NOTE 3 SHARE CAPITAL:

(a) Authorized share capital consists of 100,000,000 no par value shares. Details of shares issued are as follows:

	Number	Amount
Balance - October 31, 2003	23,241,225	$ 4,300,665
Cash	1,157,000	231,500
Legal cost	-	-
Stock-based compensation	-	-
Cash (Exercise of Warrants)	650,000	80,435
Shares for mining property	75,000	13,500
Balance – July 31, 2004	25,123,225	$ 4,626,100

(b) Outstanding warrants:

No. of Shares	Price	Expiry Date
900,000	0.14	June 11, 2005
4,981,250	0.20	August 29, 2004
1,001,350	0.13	August 29, 2004
578,750	0.25	December 23, 2004

(c) Outstanding options:

No. of Shares	Price	Expiry Date
193,450	0.10875	September 03, 2004
115,000	0.10	December 11, 2005
256,550	0.105	May 16, 2005
374,620	0.18	July 03, 206
50,000	0.135	May 7, 2007
200,380	0.1275	June 12, 2007
418,450	0.105	May 16, 2008
150,000	0.10875	September 03, 2008
80,000	0.1125	October 03, 2008

GOLDCLIFF RESOURCE CORPORATION, 920-470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 261-8994 Email: info@goldcliff.ca Web: www.goldcliff.com

QUARTERLY REPORT BC FORM 51-901F SCHEDULES B AND C

ISSUERS DETAILS

For Quarter Ended	July 31, 2004
Date of Report	August 25, 2004
Name of Issuer	Goldcliff Resource Corporation
Issuers Address	Suite 920 - 470 Granville Street Vancouver, BC V6C 1V5
Fax Number	604-261-8994
Phone Number	604-685-5685
Email	info@goldcliff.ca
Web	www.goldcliff.com
Contact Person	Leonard W. Saleken, PGeo
Contact Position	CEO, President, Director
Contact Telephone Number	604-261-7477
Contact Fax Number	604-261-8994

CERTIFICATE

The **Schedules B and C** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name Leonard W. Saleken	"Leonard W. Saleken"	Date Signed September 08, 2004
Directors Name Edwin R. Rockel	"Edwin R. Rockel"	Date Signed September 08, 2004

Gcn_qtr3_jul2004BC51-901F.doc

SCHEDULE A: **FINANCIAL STATEMENTS**
See Unaudited Financial Statement, Schedule A.

SCHEDULE B: **SUPPLEMENTARY INFORMATION**

1.0 Analysis of expenses and deferred costs:
a) See Unaudited Financial Statement, Schedule A.

2.0 Related party transactions
a) The aggregate of $54,483.

3.0 Summary of securities issued and options granted during the reporting period:
a) Summary of securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total $ Proceeds	Type of Commission Consideration	Paid ($)
June 13, 2004	Common	Warrants	300,000	0.11	33,000	Nil	Nil

b) Summary of stock options granted during the period:

Date	Position	Name	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Expiry Date
July 31, 2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

4.0 Summary of securities outstanding as at the end of the reporting period:
a) Authorised capital: 100,000,000 common shares without par value.
b) Shares issued: 25,123,225 common shares without par value.
c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	193,450	0.10875	September 03, 2004
Options	115,000	0.100	December 11, 2005
Options	256,550	0.105	May 16, 2005
Options	374,620	0.180	July 03, 2006
Options	50,000	0.135	May 07, 2007
Options	200,380	0.1275	June 12, 2007
Options	418,450	0.105	May 16, 2008
Options	150,000	0.10875	September 03, 2008
Options	80,000	0.1125	October 03, 2008
Warrants	900,000	0.140	June 11, 2005
Warrants	4,981,250	0.200	August 29, 2004
Warrants	1,001,350	0.13	August 29, 2004
Warrants	578,750	0.25	Dec 23, 2004
Convertible Securities	Nil		

d) Number of common shares held in escrow: Nil
e) Number of common shares subject to pooling: Nil

5.0 List of Directors:
Leonard W. Saleken
Edwin R. Rockel
George Sanders
Paul F. Saxton

List of Officers:
Chief Executive Officer (CEO), Leonard W. Saleken
President, Leonard W. Saleken
Chief Financial Officer (CFO), Edwin R. Rockel
Secretary, Graham H. Scott

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
July 31, 2004

SCHEDULE C: **MANAGEMENT DISCUSSION AND ANALYSIS**

CORPORATE BUSINESS

Goldcliff Resource Corporation is a mineral exploration and development company. The Company currently has three projects located in the Province of British Columbia, Canada. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GCN.

RISK AND UNCERTINTIES

The business of exploration and mining is risky and there is no assurance that the current exploration programs will eventually result in profitable mining operations. The Company has limited financial resources, no source of operating cash flow and no assurances that funding will be available to conduct future exploration and development.

RESOURCE PROPERTIES

The Company has three projects located in the Province of British Columbia. The active project for 2004 is the Panorama Ridge property.

The active project for 2004 is the Panorama Ridge Property. The property is located in Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division, British Columbia. The property is situated 320 kilometres east of Vancouver, 6 kilometres northeast of Hedley and 4 kilometres east of the past gold producing Nickel Plate-Mascot mine. The property consist of 4125 hectares of staked mineral claims. The Company owns 100 per cent beneficial interest in the claims with no royalties and no cash or property payments.

Panorama Ridge exploration activities for the period consisted of geological mapping, grid soil sampling, trenching, sampling of trenches, rock and soil sample analysis, drill-site road location and preparation.

Summary of Exploration Activities to July 31, 2004:

Panorama Ridge - Exploration Work Summary

Year	Logistics				Samples (#)				Geophysics (km)		Drilling	
	Grid (km)	Trenching #	Trenching m²	Road (km)	Silts	Soils	Rock	Core	Magnetic	VLF/EM	Holes (#)	Metres
2000	0	0	0	0	0	0	27	0	0	0	0	0
2001	5.50	0	0	0	65	284	554	0	0	0	0	0
2002	24.40	15	515.00	0.49	14	1208	622	0	0	4.82	0	0
2003	38.10	9	308.50	2.45	0	522	239	1550	56.53	56.53	17	1920
2004	5.00	25	402.00	0	0	503	408	0	0	0	0	0
Total	73.00	49	1225.50	2.94	79	2517	1850	1550	56.53	61.35	17	1920

SIGNIFICANT EXPENDITURES

General and Administrative Expenditures

The Company spends money on acquiring and exploring resource properties, maintaining offices, retaining consultants, hiring contractors, offering investor relations and in fulfilling stock exchange listing and regulatory requirements. In addition, the Company pays professional fees, management fees, legal fees and accounting costs.

USE OF PROCEEDS

Exploration Activities and Expenditures

All of the Company's exploration activities and expenditures are directed towards the Panorama Ridge property. The exploration expenditures during the period ended July 31, 2004 are $101,521.

PHASE 1 EXPLORATION EXPENDITURES							
Phase I Exploration Activities	Phase I Exploration Estimate $	Total $ Expenditure 2003	Total $ Expenditure QT2401	Total $ Expenditure QT2402	Total $ Expenditure QT2403	Total $ Expenditure Phase I	Phase I $ Expenditures Balance
Pre-drill target preparation	200,000	133,632	26,608	0	75,176	235,416	-35,416
Drilling	300,000	38,663	114,776	65,484	20,257	239,180	60,820
Assaying/Core logging	256,000	119,152	103,841	15,599	6,088	244,680	11,320
Total	756,000	291,447	245,225	81,083	101,521	719,276	36,724

he Company's use of proceeds were directed to the exploration of the Panorama Ridge Property

ELATED PARTY TRANSACTION

or the three months ended July 31, 2004, the related party transaction costs amounted to $54,483.

RELATED PARTY TRANSACTIONS			
Related Party Transactions	Service	QT03	
		Period 2004	$
Geotec Consultants Ltd.	Geological	July 31, 2004	37,835
Geotec Consultants Ltd.	Management	July 31, 2004	0
Interpretex Resources Ltd.	Geophysical	July 31, 2004	13,165
Vector Corporate Finance Lawyers	Legal	July 31, 2004	2,548
Cawley & Associates	Accounting	July 31, 2004	935
Total			54,483

1) Geotec Consultant Ltd. is a company owned by Leonard W. Saleken, PGeo, that provides geological consulting ind contracting services to the Company for exploration service related to the Company's mining properties at industry ompetitive rates. Geotec Consultant Ltd. also provides corporate management services relating to the Company's daily usiness.

2) Interpretex Resources Ltd. is a company owned by Edwin R. Rockel, PGeo, that provides geophysical consulting ind contracting services to the Company for exploration service related to the Company's mining properties at industry ompetitive rates.

3) Vector Corporate Finance Lawyers is a company owned by Graham H. Scott, LLB, that provides legal and orporate consulting services to the Company at industry competitive rates.

4) Cawley & Associates is a company owned by Brian Cawley, CA, that provides accounting and audit services to he Company at industry competitive rates.

ACQUISITION AND/OR ABANDONMENT OF RESOURCE PROPERTIES

There were no acquisition and/or abandonment of resource properties during the reporting period.

OPERATIONS AND FINANCIAL CONDITION

The Company has assets of $615,960 to met its day-to day operations and exploration expenditures.

MATERIAL CONTRACTS AND/OR COMMITMENTS

The company did not enter into any material contracts and/or commitments during this period.

NVESTOR RELATIONS

Timely disclosure of information is being disseminated through news releases and designated media outlets: Canada Stockwatch (*Canjex Publishing Ltd.*), *Market News Publishing* Inc. and CCNMatthews. Timely disclosure of information is being maintained at Goldcliff's website (www.goldcliff.com), SEDAR (www.sedar.com) and InfoMine (www.infomine.com).

MANAGEMENT CHANGES

There are no management changes.

SUBSEQUENT EVENTS

The Company has no subsequent events to report.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Company has no subsequent financings, *principle purposes and milestone to report.*

LIQUIDITY AND SOLVENCY

The Company has $15,664 in cash for exploration and corporate purposes. The Company intends to raise additional funds by way of a private placements and /or short-form offering in 2004.

Gcn_Q03_jul2004BC51-901FR